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Exhibit 99-1 Revised Financial Summary (Unaudited)

                                            2005         2004         2003         2002         2001
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
Net Sales                               $ 56,741     $ 51,407     $ 43,377     $ 40,238     $ 39,244
Gross Margin                              28,869       26,264       21,155       19,159       17,071
Operating Income                          10,469        9,382        7,312        6,073        4,260
Net Earnings                               6,923        6,156        4,788        3,910        2,612
Net Earnings Margin                        12.2%        12.0%        11.0%         9.7%         6.7%

Basic Net Earnings Per Common Share        $2.70        $2.34        $1.80        $1.46        $0.96
Diluted Net Earnings Per Common Share       2.53         2.20         1.70         1.39         0.92
Dividends Per Common Share                  1.03         0.93         0.82         0.76         0.70

Restructuring Program Charges (1)       $-           $-           $    751     $    958     $  1,850
Research and Development Expense           1,940        1,802        1,665        1,601        1,769
Advertising Expense                        5,917        5,504        4,373        3,773        3,612
Total Assets                              61,527       57,048       43,706       40,776       34,387
Capital Expenditures                       2,181        2,024        1,482        1,679        2,486
Long-Term Debt                            12,887       12,554       11,475       11,201        9,792
Shareholders' Equity                      18,475       18,190       17,025       14,415       12,560
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(1) Restructuring program charges, on an after-tax basis, totaled $538, $706,
    $1,475, $688 and $285 for 2003, 2002, 2001, 2000 and 1999 respectively.
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